October 2, 2019

Karl Peterson
Chief Executive Officer
TPG Pace Holdings Corp.
301 Commerce St., Suite 3300
Fort Worth, TX 76102

       Re: TPG Pace Holdings Corp.
           Registration Statement on Form S-4
           Filed September 5, 2019
           File No. 333-233637

Dear Mr. Peterson:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4 filed September 5, 2019

Questions and Answers About the Business Combination and the Extraordinary General Meeting
What will Accel shareholders receive in the Business Combination, page 14

1. Please revise to quantify the estimated aggregate purchase price for the Business
       Combination as apportioned between cash and stock consideration. As applicable, please disclose a range with variables.
Are there any arrangements to help ensure that Pace will satisfy the condition in the Transaction
Agreement relating to the availability..., page 16

2. We note your disclosure here and elsewhere that the Business Combination is conditioned upon meeting a cash component which must equal or exceed the lesser of $350 million and the aggregate cash elections of the Accel shareholders. We note that a certain portion
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         of that amount is to be "determined by Pace prior to closing which shall not exceed proceeds available under the Credit Agreement...." Please disclose the factors Pace will
         consider in determining this amount and the proceeds available under the Credit
         Agreement.
Summary
Pace Board's Reasons for Approval of the Business Combination, page 41

3. We note your disclosure in the second bullet point that as a gaming-as-a-service provider,
         Accel benefits from "comparatively low capital expenditures." Please provide context for this statement and balance this disclosure with the risk factor on page 95 where you state that Accel's business generally requires significant upfront capital expenditures.
Provisions in the Proposed Charter to be adopted in connection with the Business Combination designate the Court of Chancery..., page 67

4. You disclose here that your proposed charter includes a forum selection provision identifying the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action or proceeding brought on behalf of
         Pace," but that, the exclusive forum provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. However, your disclosure on page 270 and proposed charter included as Annex F, does not include this limitation. If this provision does not apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision in your Amended and Restated Certificate of Incorporation states this clearly.
Background of the Business Combination, page 120

5. Please elaborate on the April 22, 2019 meeting to discuss the material terms discussed and the specific reasons why Pace terminated discussions with Company E, Company G and
         Company H. We note the disclosure that Pace management informed the Pace Board that due to the progression of discussions with Accel, it was devoting substantially all of its efforts to the potential transaction with Accel rather than the three other potential transactions.
6. We note that on June 10, 2019, the Pace Board held a meeting and authorized Pace to increase its per share valuation of Accel to $177 per share based on a "modest improvement" of Accel's valuation. Please expand your disclosure to describe the basis of its valuation, why the Pace Board determined to increase the value of its offer and how
         Pace determined the structure of its offer.
The Business Combination
Sources and Uses for the Business Combination , page 137

7. Please update the tabular disclosures for the shares redeemed in connection with the
         Extraordinary General Meeting of Shareholders held on September 20, 2019. In
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         addition, please disclose the intended uses for the amounts in the line item "additional cash on the balance sheet."
Accounting Treatment of the Business Combination, page 140

8. You state that the Business Combination will be accounted for as a reverse recapitalization with Accel being identified as the accounting acquirer. Please tell us why you believe that Accel is the accounting acquirer as the disclosure on page 186 states that
         Accel shareholders will own approximately 33.75% of the equity interests in the combined entity. Please provide us a comprehensive analysis of the factors considered pursuant to ASC 805-10-55-11 through 55-15 to support your conclusion and clarify your disclosures.
Unaudited Pro Forma Condensed Combined Financial Information, page 179

9. Your pro forma financial statements are presented assuming (i) no redemption of Class
         A ordinary shares and (ii) 4,500,000 Class A ordinary shares representing 10% of the
         Public Shares are redeemed. Please revise to provide additional pro forma information under maximum redemption scenario or explain why you believe your disclosure complies with Rule 11-02(b)(8) of Regulation S-X.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 1. Basis of Pro Forma Presentation, page 184

10. You state that Pace's assets and liabilities will be recorded at their fair values measured as of the acquisition date in the Business Combination and the excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recorded as goodwill. Please reconcile such statement to the accounting treatment disclosure on pages
         51 and 140, which indicates that the net assets of Pace will be stated at historical cost with no goodwill or other intangible assets recorded.
Employment Agreements, page 229

11. Please file copies of your employment agreements with Andrew Rubenstein, Brian Carroll and Derek Harmer as exhibits. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Business of Accel and Certain Information About Accel
Equity Incentive Plans of Accel, page 230

12. We note your disclosure that any option under Accel's 2011 or 2016 Plans that is outstanding but has not yet vested immediately prior to the Business Combination will be converted into a stock option that will be exercisable into Class A-1 Shares. Please disclose the number of options that will be subject to vesting pursuant to these equity plans following the Business Combination.
 Karl Peterson
TPG Pace Holdings Corp.
October 2, 2019
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Non-GAAP Financial Measures
Adjusted Net Income and Adjusted EBITDA, page 241

13. We note the adjustment "Amortization of route and customer acquisition costs and location contracts acquired" in calculating the adjusted net income. Please tell us how you determined that this adjustment does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Division's
      Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Senior Secured Credit Facility, page 244

14. We note your disclosure that on April 10, 2018, Accel entered into a Third Amended and
      Restated Loan and Security Agreement which extended the agreement maturity date from
      November 2021 to April 2023. Please file the agreement as an exhibit to your registration statement or tell us why you believe it is not required to be filed under
Item 601(b)(10) of
      Regulation S-K.
Accel Managements Discussion and Analysis of Financial Condition and Results of Operations
Capital Expenditures , page 245

15. Please expand your discussion to disclose your expected capital expenditures for the year ended December 31, 2019. Refer to Item 303(a)(2)(i) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Suying Li, Staff Accountant, at (202) 551-3335 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,

FirstName LastNameKarl Peterson                             Division of
Corporation Finance
Comapany NameTPG Pace Holdings Corp.                        CF Office of Real
Estate &
                                                            Construction
October 2, 2019 Page 4
FirstName LastNameGriffin
cc:       James